November 30, 2022

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	Princeton Everest Fund (formerly, the “Private Investments Access Fund”) (the “Fund”) File Nos. 333-265743, 811-23000

Ladies and Gentlemen:

On behalf of the Fund, we hereby electronically file an amended Registration Statement on Form N-2 to register shares of the Fund under the Securities Act of 1933. Shares of the Fund are currently only registered under the Investment Company Act of 1940, as amended.

If you have any questions concerning this filing, please contact Philip Sineneng at (614) 469-3217.

Very truly yours,

/s/ Philip Sineneng

Philip Sineneng